UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act of 1934

DWS RREEF Real Estate Fund, Inc.

(Exact name of registrant as specified in its charter)

Maryland	22-6930148
(State of Incorporation)	(I.R.S. Employer Identification No.)
345 Park Avenue
New York, NY	10154-0004
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
____________________	_____________________________
Common Stock Purchase Rights	NYSE AMEX

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: N/A

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

On August 14, 2009, the Board of Directors of DWS RREEF Real Estate Fund, Inc. (the “Fund”) adopted a resolution declaring a dividend of one right (a “Right”) for each outstanding share of the Fund’s common stock, par value $.01 per share (the “Common Shares”). The dividend is payable on August 28, 2009 (the “Record Date”) to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Fund four (4) Common Shares at a price equal to the aggregate par value of such Common Shares (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 18, 2009 (the “Rights Agreement”) between the Fund and The Bank of New York Mellon, as Rights Agent (the “Rights Agent”).

Until the Distribution Date, as defined below, the Rights will be evidenced, with respect to any of the Common Shares outstanding as of the Record Date, by such Common Share with a copy of the Summary of Rights in the form of Exhibit B to the Rights Agreement deemed attached thereto. The “Distribution Date” is the date ten days (or such earlier or later date as the Board of Directors may from time to time fix by resolution adopted prior to the time that the Distribution Date would have otherwise occurred) following the earlier of (i) a public announcement (including by the Acquiring Person's filing of a Schedule 13D or 13G or an amendment thereto) that a person or group of affiliated or associated persons have acquired beneficial ownership of the Triggering Percentage, as defined below, or more of the outstanding Common Shares (an “Acquiring Person”) and (ii) the date on which any person commences a tender or exchange offer which, if consummated, would result in such person becoming an Acquiring Person, provided, however, that if any such tender or exchange offer is cancelled, terminated or withdrawn prior to the Distribution Date without the purchase of any Common Shares pursuant thereto, such offer shall be deemed never to have been made.

The “Triggering Percentage” of the Common Shares means 17 % or, if greater, that percentage that is equal to 0.01% more than the highest percentage of the outstanding Common Shares beneficially owned by any person as of the close of business on August 14, 2009.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Shares issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights substantially in the form of Exhibit B to the Rights Agreement, will also constitute the transfer of the Rights associated with such Common Shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) substantially in the form of Exhibit A to the Rights Agreement will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on December 26, 2009, unless the Rights are earlier redeemed or exchanged by the Fund, in each case, as described below.

The number of outstanding Rights, the exercise price and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a split of the Common Shares or a share dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or similar transactions involving the Common Shares. Common Shares purchasable upon exercise of the Rights will not be redeemable.

Once an Acquiring Person becomes an Acquiring Person, the Rights Agreement provides that any Rights that are or were acquired or beneficially owned on or before the Distribution Date or that are acquired or become beneficially owned after the Distribution Date by any Acquiring Person (or any associate or affiliate thereof) will be void. At any time after any person or group becomes an Acquiring Person, the Board of Directors of the Fund may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of four (4) Common Shares per Right (subject to adjustment).

The Rights Agreement provides that none of the Fund’s directors or officers shall be deemed to beneficially own any Common Shares owned by any other director or officer by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board of Directors’ recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Fund or a tender or exchange offer for the Common Shares.

In the event that the Fund is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than Rights owned by such person or group which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, four (4) shares of common stock of the acquiring company.

The Fund may, but shall not be required to, issue fractions of Common Shares upon exercise of the Rights.

At any time prior to any person becoming an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish.

Prior to the Distribution Date, the Fund and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holder of a Right in any respect. From and after the Distribution Date, the Fund may from time to time supplement or amend the Rights Agreement without the approval of any holder of a Right in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provisions in the Rights Agreement, or to make any other provisions with respect to the Rights which the Fund may deem necessary or desirable; provided, however, that after any Person becomes an Acquiring Person, the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of Rights as a group (other than any Acquiring Person and its affiliates and associates).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Fund, including, without limitation, the right to vote or to receive dividends or other distributions.

A copy of the Rights Agreement is filed herewith and is also available free of charge from the Fund. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

As of August 17, 2009, there were 15,715,597 Common Shares outstanding. As long as the Rights are attached to the Common Shares, the Fund will issue one Right with each new Common Share so that all such shares will have Rights attached.

Item 2.	Exhibits

Exhibit
Number	Exhibit Description

4.1

Form of Rights Agreement (including the Form of Right Certificate and the Summary of Rights, respectively attached as Exhibits A and B), dated as of August 18, 2009 between the Fund and the Rights Agent.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: August 17, 2009	DWS RREEF Real Estate Fund, Inc.
By:	/s/ JOHN MILLETTE
John Millette
Vice President

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

4.1

Form of Rights Agreement (including the Form of Right Certificate and the Summary of Rights, respectively attached as Exhibits A and B), dated as of August 18, 2009 between the Fund and the Rights Agent.